August 5, 2025

Gary Kerr
Senior Vice President, Chief Financial Officer and Treasurer
SOUTHERN POWER CO
30 Ivan Allen Jr. Blvd., N.W.
Atlanta, Georgia 30308

        Re: SOUTHERN POWER CO
            Registration Statement on Form S-3
            Filed August 1, 2025
            File No. 333-289172
Dear Gary Kerr:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Eric A. Koontz, Esq.